EXHIBIT 8.1

List of Principal Subsidiaries, Consolidated Affiliated Entity and its Principal Subsidiaries

Place of Incorporation
Subsidiaries
Tuniu (HK) Limited	Hong Kong
Tuniu (Nanjing) Information Technology Co., Ltd.	PRC
Beijing Tuniu Technology Co., Ltd.	PRC
Jiangsu Kaihui Commercial Factoring Co., Ltd	PRC
Xiamen Suiwang International Travel Service Co., Ltd.	PRC
Tianjin Tuniu International Travel Service Co., Ltd.	PRC
Guangzhou Kaihui Internet Microcredit Co., Ltd.	PRC
Nanjing Kaihui Internet Microcredit Co., Ltd.	PRC
Consolidated Affiliated Entity and its Subsidiaries
Nanjing Tuniu Technology Co., Ltd.	PRC
Beijing Tuniu International Travel Service Co., Ltd.	PRC
Nanjing Tuniu International Travel Service Co., Ltd.	PRC
Shanghai Tuniu International Travel Service Co., Ltd.	PRC
Nanjing Tuzhilv Tickets Sales Co., Ltd.	PRC
Beijing Global Tour International Travel Service Co., Ltd.	PRC
Tuniu Insurance Brokers Co., Ltd.	PRC